Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2020

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements (“audited consolidated Financial Statements”) for the year ended December 31, 2020. The date of this MD&A is March 26, 2021. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s audited consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, free cash flow, netback, net operating costs, gross revenues and net debt included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

All per share figures included in this MD&A reflect the 7:1 common share consolidation that was effective June 5, 2019. Additionally, within this MD&A the Company has updated the presentation of our financial figures to disclose dollar figures rounded to the nearest hundred thousand. This may result in immaterial differences in the comparative figures

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2020	2019	2018
Production revenues	$275.4	$409.3	$420.6
Cash flow from operations	79.4	76.8	98.2
Basic and Diluted per share	1.08	1.05	1.36
Funds flow from operations	117.8	159.1	92.5
Basic and Diluted per share	1.61	2.18	1.28
Net loss	(771.7)	(788.3)	(303.9)
Basic and Diluted per share	(10.53)	(10.82)	(4.20)
Capital expenditures	57.2	103.2	166.8
Property acquisitions (dispositions), net	(0.1)	(10.7)	(12.7)
Debt (1)	455.3	460.5	418.7
Total assets	$964.1	$1,904.8	$2,648.5

(1)	Includes drawings under the Company’s syndicated credit facility and outstanding senior notes.

Starting in 2018, the Company’s development activities have been focused on our significant drilling inventory within the Cardium. In conjunction with this, the Company’s operations have become more focused which resulted in minor asset disposition activity outside of our Cardium lands and the completion of our Legacy shut-in program in early 2019 which removed several negative cash flow properties from our portfolio. This resulted in lower production, which contributed to reduced production revenues in 2019 and 2020 compared to 2018. Additionally, in 2020, the low commodity price environment, mainly due to the COVID-19 pandemic and related supply and demand implications, reduced production revenues and impacted cash flow from operations and funds flow from operations. The effect of lower oil prices and production was more than offset by the Company’s lower cost structure and improvement in our working capital position due to reduced capital expenditures, which resulted in an improvement in cash flow from operations compared to 2019.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

The net losses in 2020 and 2019 were mainly due to non-cash property, plant and equipment (“PP&E”) impairment charges as a result of lower forecasted commodity prices, various economic factors and classifying our interest in the Peace River Oil Partnership (“PROP”) as held for sale in 2019. In 2018, realized risk management losses related to the Company’s outstanding hedges, non-cash PP&E impairments and reduced revenues late in 2018 from widening oil differentials contributed to the net loss in that period.

In 2020, capital expenditures were reduced, beginning in the second quarter, because of uncertainty regarding oil prices due to the COVID-19 pandemic. Since 2019, the Company has focused on spending within funds flow from operations and, as a result, capital expenditures were lower than 2018. The Company’s Willesden Green assets in the Cardium have been the primary area of development since mid-2018.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Dec. 31 2020	Sep. 30 2020	June 30 2020	Mar. 31 2020	Dec. 31 2019	Sep. 30 2019	June 30 2019	Mar. 31 2019
Production revenues	$72.8	$75.4	$48.2	$79.0	$111.6	$90.1	$107.8	$99.8
Cash flow from operations	11.1	34.8	2.1	31.4	49.5	32.0	(2.7)	(2.0)
Basic per share	0.15	0.47	0.03	0.43	0.68	0.44	(0.04)	(0.03)
Diluted per share	0.15	0.47	0.03	0.43	0.68	0.44	(0.04)	(0.03)
Funds flow from operations (1)	26.4	30.4	24.7	36.3	54.2	28.4	41.5	35.0
Basic per share	0.36	0.41	0.34	0.50	0.74	0.39	0.57	0.48
Diluted per share	0.36	0.41	0.34	0.50	0.74	0.39	0.57	0.48
Net income (loss)	0.2	(3.2)	(21.1)	(747.6)	(543.2)	(28.9)	(159.6)	(56.6)
Basic per share	0.01	(0.04)	(0.29)	(10.24)	(7.44)	(0.40)	(2.19)	(0.78)
Diluted per share	$0.01	$(0.04)	$(0.29)	$(10.24)	$(7.44)	$(0.40)	$(2.19)	$(0.78)
Production
Light oil (bbls/d)	10,055	10,952	12,800	12,512	12,246	10,802	12,453	12,376
Heavy oil (bbls/d)	2,895	2,823	1,966	3,644	3,718	3,991	4,059	4,096
NGLs (bbls/d)	2,087	2,244	2,278	2,239	2,095	2,192	2,201	2,122
Natural gas (mmcf/d)	52	54	53	52	52	51	55	54

Total (boe/d)	23,644	25,031	25,872	27,092	26,639	25,505	27,835	27,651

(1)	Please refer to our prior quarterly filings for reconciliations of cash flow from operations to funds flow from operations.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Cash flow from Operations and Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2020	2019
Cash flow from operating activities	$79.4	$76.8
Change in non-cash working capital	6.6	39.6
Decommissioning expenditures	11.1	14.4
Onerous office lease settlements	9.7	2.2
Deferred financing costs	(2.8)	—
Financing fees paid	5.6	—
Realized foreign exchange loss – debt maturities	—	2.6
Restructuring charges (1)	0.6	3.6
Transaction costs	3.5	—
Other expenses (2)	4.1	19.9

Funds flow from operations	$117.8	$159.1

Per share – funds flow from operations
Basic and Diluted per share	$1.61	$2.18

(1)	In 2019 and 2020, excludes the non-cash portion of restructuring.
(2)	In 2019, mainly includes legal fees related to claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results.

In 2020, funds flow from operations was lower than 2019, primarily due to lower oil prices (particularly in the second quarter of 2020), as a result of the impact of the COVID-19 pandemic and related supply and demand implications. Lower production volumes due to our deferred capital program also contributed to the decrease, which were partially offset by our lower cost structure.

Cash flow from operations increased in 2020 from 2019 primarily due to the impact of working capital changes and the Company’s lower cost structure.

Business Strategy

We believe our plan to focus on our industry leading Cardium position in addition to our goal of becoming a consolidating entity within the Cardium, offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders. Our priorities are clear from both an operational and strategic perspective as we actively pursue Cardium consolidation while continuing to unlock value through our development program.

In September 2020, the Company formally launched an offer (the “Offer”) to purchase all issued and outstanding common shares (“Bonterra Share”) of Bonterra Energy Corp. (“Bonterra”) for consideration of two common shares of Obsidian Energy for each Bonterra Share. The Company believes that the combination of the two companies will create the Cardium Champion allowing for the realization of material synergies that have the combined effect of generating increased cash flow, reducing debt levels, further lowering our breakeven $US WTI/barrel costs and ultimately allowing us to return money back to shareholders.

The Offer is subject to certain conditions, including that the Bonterra Shares validly deposited to the Offer and not withdrawn represent more than 50% of the outstanding Bonterra Shares and certain regulatory and third-party approvals have been obtained and other customary conditions. The Offer is open for acceptance until 5:00pm (Mountain Daylight Time) on March 29, 2021, unless extended, accelerated or withdrawn. Please refer to our Take-Over Bid circular dated September 21, 2020 and our subsequent notices of extension, variation and change for further details. The Company will provide updates on the Offer as required.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

With oil prices becoming more constructive and less volatile as 2020 progressed, the Company recommenced drilling in our Willesden Green Cardium asset in late 2020 where we have a significant inventory of high netback drilling opportunities. This activity started our 2021 development program which we expected to total $125—$130 million of capital expenditures.

In 2020, the Company has continued to focus on cost savings initiatives as well as implementing temporary cost saving measures due to COVID-19 induced oil price reductions. These successful efforts, combined with lower production volumes, led to a $28 million or 21 percent reduction in operating costs and a $6 million or 30 percent reduction in general & administrative (“G&A”) costs compared to 2019. In 2021, the Company plans to continue this operational momentum and further cost reduction initiatives to improve our base business.

COVID-19 pandemic impact

In March 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, the oil and gas industry has experienced significant volatility with commodity prices, and in particular oil prices, as a result of a decline in economic activity and lower demand for commodities in both Canada and around the world. In the second half of 2020 and into 2021, oil prices have partially recovered from the lows that occurred in the second quarter of 2020 as restrictions eased and vaccines started to be administered. In early 2021, full demand recovery remains uncertain as countries are at various stages of rolling-out vaccines while virus outbreaks continue to occur, mainly due to new variants which has resulted in activity restrictions.

At the time oil prices began to fall in March, we had completed the majority of our drilling program for the first half of 2020, which totaled $49 million including drilling 10 horizontal wells, optimization spending and decommissioning expenditures. In response to the low oil price environment at the time, the Company deferred our second half 2020 development program. For the remainder of the year, minimal capital spending occurred with activities focused on highly capital efficient, optimization projects.

The Company actively reviewed our portfolio beginning in March in 2020, considering the commodity price outlook at the time, which resulted in the shut-in of production deemed uneconomic. This reduced average production in the second quarter of 2020 by approximately 2,100 boe per day. This reduction was primarily comprised of heavy oil and associated gas production in the Peace River and Viking areas and certain light-oil properties in the Cardium area. As oil prices began to improve in May and June, the Company restarted the majority of the shut-in production and currently there is approximately 250 boe per day of production that remains offline, mostly consisting of heavy oil properties. The Company will continue to evaluate and, if required, adjust our production base as appropriate based on expected realized commodity prices.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

In 2020, the Company applied to applicable government relief programs. During the year, we benefited from the Canadian Emergency Wage Subsidy (“CEWS”) and received funds totaling approximately $3.5 million. The CEWS allows eligible companies to receive a subsidy of employee wages, subject to a cap. The program has been extended into 2021 and we will continue to evaluate our eligibility to participate in the amended CEWS program. Additionally, under the Alberta Site Rehabilitation program (“ASRP”) the Company has successfully been awarded grants, on a gross basis, totaling $20 million and an additional $10 million in allocation eligibility as an Area Based Closure program (“ABC” program) participant. These awards will allow the Company to expand our abandonment activities for wells, pipelines, facilities and related site reclamation. We began utilizing the grants during the fourth quarter of 2020, which resulted in $2.4 million of grant usage, ($2.2 million on a net basis) resulting in 99 wells being abandoned. We will continue to be actively engaged with the Government of Alberta on further ASRP developments, and other provincial and federal programs, as they are announced.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Benchmark prices
WTI oil ($US/bbl)	$42.66	$40.93	$27.85	$46.17	$56.96	$56.45	$59.81	$54.90
Edm mixed sweet par price (CAD$/bbl)	50.29	49.83	29.55	51.62	67.99	68.40	73.81	66.52
Western Canada Select (CAD$/bbl)	43.46	42.41	22.42	34.11	54.29	58.39	65.72	56.73
NYMEX Henry Hub ($US/mmbtu)	2.53	2.00	1.72	1.95	2.50	2.32	2.47	2.85
AECO Index (CAD$/mcf)	2.77	2.24	1.99	2.22	2.48	0.92	1.08	2.66
Foreign exchange rate (CAD$/$US)	1.303	1.332	1.386	1.345	1.320	1.321	1.338	1.329
Benchmark differentials
WTI – Edm Light Sweet ($US/bbl)	(4.07)	(3.51)	(6.14)	(7.58)	(5.37)	(4.66)	(4.63)	(4.85)
WTI – WCS Heavy ($US/bbl)	(9.31)	(9.08)	(11.47)	(20.53)	(15.83)	(12.24)	(10.68)	(12.22)
Average sales price (1)
Light oil (CAD$/bbl)	50.76	50.84	29.20	50.59	70.57	68.14	72.20	64.88
Heavy oil (CAD$/bbl)	30.00	29.54	5.98	20.07	41.80	40.44	42.63	30.62
NGLs (CAD$/bbl)	24.61	22.11	11.65	22.52	31.42	15.75	14.95	21.44
Total liquids (CAD$/bbl)	43.14	43.06	24.18	41.13	60.10	54.87	59.05	52.37
Natural gas (CAD$/mcf)	$2.81	$2.40	$2.14	$2.20	$2.55	$1.05	$1.18	$2.41

(1)	Excludes the impact of realized hedging gains or losses.

Oil

In 2020, WTI prices averaged US$39.40 per barrel compared to US$57.03 per barrel in 2019. Oil prices started 2020 above WTI US$60 per barrel due to the escalating conflict between the US and Iran. This conflict eventually subsided, and the focus shifted to the potential outlook for worldwide oil demand in response to the impact of the COVID-19 pandemic and concerns over additional supply as OPEC restrictions stopped at the end of March and both Saudi Arabia and Russia signaled potential production increases. This resulted in oil prices decreasing into the WTI US$20 per barrel range in March. In the second quarter of 2020, OPEC, Russia and others agreed to a 10-million-barrel per day production cut, however, the negative demand impact of the COVID-19 pandemic and the lack of oil storage was the main focus, which led to WTI moving below US$20 per barrel. In the second half of 2020 oil prices steadily improved, mainly due to OPEC extending their production cuts, demand being partially restored as some COVID-19 restrictions were eased and the roll-out of several COVID-19 vaccines in late 2020. In early 2021, oil prices have continued to rise to above US$60 per barrel primarily due to increased demand projections as the COVID-19 vaccine distribution continues to increase.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Differentials were relatively consistent year-over-year with Mixed Sweet Blend (“MSW”) averaging US$5.33 per barrel in 2020 compared to US$4.88 per barrel in 2019 and Western Canadian Select Heavy (“WCS”) averaging $12.58 per barrel in 2020 compared to US$12.75 per barrel in 2019. In early 2020, oil differentials were volatile because of increasing storage levels in Western Canada. Subsequent to the first quarter of 2020, differentials began to narrow largely due to refining capacity increasing as demand improved in addition to significant production shut-ins in Western Canada.

The Company has the following oil contracts in place on a weighted average basis:

Term	Notional volume	Pricing
January 2021	6,150 bbl/d	$59.84/bbl
February 2021	6,250 bbl/d	$64.33/bbl
March 2021	6,800 bbl/d	$68.80/bbl
April 2021	4,750 bbl/d	$77.74/bbl
May 2021	1,125 bbl/d	$81.50/bbl

Additionally, the Company has the following physical contracts in place:

	Notional volume	Term	Pricing
Physical Oil Contracts (1)
WTI	542 bbl/d	Jan – Mar 2021	$55.54/bbl
WTI	571 bbl/d	Apr – Jun 2021	$59.04/bbl
Light Oil Differential (2) (3)
	1,245 bbl/d	Apr – Jun 2021	$5.51/bbl
	1,230 bbl/d	Jul – Sep 2021	$5.82/bbl
Light Oil Differential – USD (2)
	1,556 bbl/d	Apr – Jun 2021	US$4.00/bbl
	1,539 bbl/d	Jul – Sep 2021	US$4.42/bbl
Heavy Oil Differential (4)
	564 bbl/d	Jul – Sep 2021	$14.85/bbl

(1)	WTI, differentials and foreign exchange hedged to lock-in positive net operating income on certain heavy oil properties.
(2)	Differentials completed on a WTI—MSW basis.
(3)

USD transactions completed on a US$ WTI—US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.281 in the second quarter of 2021 and $1.279 in the third quarter of 2021.

(4)	Differentials completed on a WTI—WCS basis.

Natural Gas

In 2020, NYMEX Henry Hub gas prices averaged US$2.03 per MMbtu compared to US$2.53 per MMbtu in 2019 with the decline in 2020 mostly attributed to milder weather conditions across much of North America in the early part of the year. In Alberta, AECO 5A prices increased in 2020 and averaged $2.38 per mcf compared to $1.76 per mcf in 2019, with access to storage injection in the summer and winter weather conditions in Western Canada contributing to the increase.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

The Company has the following natural gas hedges in place on a weighted average basis:

Term	Notional volume	Pricing
January 2021	23,700 mcf/d	$2.94/mcf
February 2021	23,700 mcf/d	$2.94/mcf
March 2021	26,100 mcf/d	$2.96/mcf
April 2021	26,100 mcf/d	$2.83/mcf
May 2021	21,300 mcf/d	$2.68/mcf
June 2021	21,300 mcf/d	$2.67/mcf
July 2021	4,700 mcf/d	$2.28/mcf
August 2021	4,700 mcf/d	$2.28/mcf
September 2021	4,700 mcf/d	$2.28/mcf
October 2021	4,700 mcf/d	$2.28/mcf

Average Sales Prices

	Year ended December 31
	2020	2019	% change
Light oil (per bbl)	$44.81	$68.99	(35)
Heavy oil (per bbl)	22.56	38.82	(42)
NGLs (per bbl)	20.13	20.77	(3)

Total liquids (per bbl)	37.73	56.63	(33)
Risk management (loss) gain (per bbl)	3.67	(0.98)	n/a

Total liquids price, net (per bbl)	41.40	55.65	(26)

Natural gas (per mcf)	2.39	1.79	34
Risk management (loss) gain (per mcf)	(0.07)	—	n/a

Natural gas net (per mcf)	2.32	1.79	30

Weighted average (per boe)	29.63	41.60	(29)
Risk management (loss) gain (per boe)	2.25	(0.66)	n/a

Weighted average net (per boe)	$31.88	$40.94	(22)

Performance Indicators

Obsidian Energy monitors performance based on the following three key focus areas using several qualitative and quantitative factors:

•	Values – Execution of our field, health, safety, environmental and regulatory programs and our focus on operational excellence;

•	Delivery – Key performance metrics include obtaining a leading cost structure within the industry and a focus on free cash flow generation; and

•

Sustainability – Management of the Company’s asset portfolio, financial stewardship and the goal of sustaining production and reserves and long-term competitive return on investment for our shareholders.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Values

At Obsidian Energy, the health, safety and wellness of our employees, contractors and stakeholders living within our areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of our operations with our programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout our operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standards for the Company.

Delivery

The Company met all key performance targets in 2020 as we continued to emphasize operational execution and focus on cost reduction initiatives as we adjusted our operations and development plans in response to the low oil price environment due to the impact of the COVID-19 pandemic.

•	The Company’s average annual production of 25,404 boe per day was within recently upwardly revised production guidance of 25,300 to 25,500 boe per day;

•	Capital expenditures were $57.2 million compared to revised guidance of $56 million and decommissioning expenditures were $11.1 million compared to revised guidance of $11 million;

•	Net operating costs per boe were $11.15 per boe, consistent with the Company’s recently improved revised guidance of $11.00—$11.20 per boe; and

•	G&A costs per boe were $1.51, consistent with the Company’s recently improved revised guidance of $1.45—$1.55 per boe.

In 2021, the Company will continue to target capital expenditures within funds flow from operations. For 2021 targets, please refer to the “Outlook” section below.

Sustainability

In early 2020, Obsidian Energy continued to focus on development of the Willesden Green play in the Cardium. Production results from these wells in addition to the results from wells drilled in the play since we concentrated our development activities on the area in 2018 continue to outperform our expectations. In response to the low and volatile oil price environment beginning in March 2020, the Company suspended all development activities until pricing improved later in the year. Capital activities were re-started in December 2020 as part of our first half 2021 development program. This program will continue to focus on Willesden Green with five of the nine wells drilled expected to be on production by the end of March 2021. For 2021, the Company is anticipating capital expenditures of $125—$130 million which includes development activity, the continuation of our highly capital efficient optimization program and minor infrastructure expenditures. The Company will continue to monitor commodity prices and has the operational flexibility to modify our capital program in response to commodity prices and potentially increase the pace of development with our significant drilling inventory across our asset portfolio.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2020	2019	% change
Light oil (bbls/d)	11,574	11,966	(3)
Heavy oil (bbls/d)	2,832	3,965	(29)
NGLs (bbls/d)	2,212	2,153	3
Natural gas (mmcf/d)	53	53	—

Total production (boe/d)	25,404	26,901	(6)

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

During 2020, the Company reduced development activity, particularly in mid-2020, in response to the COVID-19 pandemic and the low commodity price environment, which led to a minor decrease in production due to base declines.

Additionally, as a result of the lower oil pricing environment, the Company shut-in production deemed temporarily uneconomic which reduced average production by approximately 2,100 boe per day during the second quarter of 2020, mostly related to heavy oil properties in the Peace River area. This contributed to the decrease from the comparable period. Currently there is approximately 250 boe per day of production that remains offline, mostly consisting of heavy oil properties. The Company will continue to evaluate and, if required, adjust our production base as appropriate based on expected realized commodity prices.

As a result of our continued focus on development within the Willesden Green area, Cardium production has increased over last year’s levels. This was partially offset by our decision to defer development spending for the majority of 2020, beginning in March, in response to the low and volatile commodity price environment due to the COVID-19 pandemic. Heavy oil production declines have reduced our total Company production due to restricted capital spending, our decision to temporarily shut-in certain heavy oil production and our decision to defer the repair of certain failed wells that were uneconomic.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Year ended December 31
Daily production (boe/d) (1)	2020	2019	% change
Cardium	21,003	20,706	1
Peace River	3,136	4,452	(30)
Viking	860	987	(13)
Legacy	405	756	(46)

Total	25,404	26,901	(6)

(1)	Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Year ended December 31
			2020	2019
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)

Operating netback:
Sales price (1)	$37.73	$2.39	$29.63	$41.60
Risk management (loss) gain (2)	3.67	(0.07)	2.25	(0.66)
Royalties	(2.09)	(0.05)	(1.47)	(3.11)
Transportation	(2.28)	(0.20)	(1.91)	(2.76)
Net operating costs	(14.23)	(0.89)	(11.15)	(13.42)

Netback	$22.80	$1.18	$17.35	$21.65

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	16,618	53	25,404	26,901

(1)	Includes the impact of commodities purchased and sold to/from third parties—$0.2 million (2019 – ($0.4 million)).
(2)	Realized risk management gains and losses on commodity contracts.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

For 2020, netbacks were lower than the comparable period as the impact of the COVID-19 pandemic and resultant supply and demand implications resulted in lower realized prices in 2020. This was partially offset by lower net operating costs as a result of several successful cost saving initiatives, reduced royalty rates due to lower oil prices and higher realized risk management gains on oil hedges, particularly during the first half of 2020.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Year ended December 31
(millions)	2020	2019
Production revenues	$275.4	$409.3
Realized risk management (loss) gain (1)	20.9	(7.2)
Sales of commodities purchased	4.8	2.9
Less: Commodities purchased	(4.6)	(3.3)

Gross revenues	$296.5	$401.7

(1)	Relates to realized risk management gains and losses on commodity contracts

Production revenues and gross revenues were both lower than 2019 as a result of lower oil prices due to the COVID-19 pandemic, lower production volumes as a result of the Company temporarily shutting-in volumes deemed uneconomic during the second quarter of 2020 and deferred development capital spending. This was partially offset by oil hedging gains and higher natural gas prices in 2020 compared to 2019.

Change in Gross Revenues

(millions)
Gross revenues – January 1 – December 31, 2019	$401.7
Decrease in liquids production	(22.4)
Decrease in liquids prices (1)	(92.9)
Increase in natural gas prices (1)	10.1

Gross revenues – January 1 – December 31, 2020 (2)	$296.5

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees and other income.

Royalties

	Year ended December 31
	2020	2019
Royalties (millions)	$13.7	$30.6
Average royalty rate (1)	5%	8%
$/boe	$1.47	$3.11

(1)	Excludes effects of risk management activities and other income.

For 2020, royalties decreased from the comparable period largely due to lower oil prices.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Expenses

	Year ended December 31
(millions)	2020	2019
Net Operating	$103.7	$131.7
Transportation	17.7	27.1
Financing	37.2	40.6
Share-based compensation	$3.4	$4.6

	Year ended December 31
(per boe)	2020	2019
Net Operating	$11.15	$13.42
Transportation	1.91	2.76
Financing	3.99	4.13
Share-based compensation	$0.36	$0.47

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Year ended December 31
(millions)	2020	2019
Operating costs	$115.4	$145.4
Less processing fees	(6.3)	(7.7)
Less road use recoveries	(5.4)	(6.0)

Net Operating costs	$103.7	$131.7

In 2020, the Company continued to progress on several cost saving initiatives and also quickly responded to the lower commodity price environment arising from the COVID-19 pandemic, which resulted in the Company temporally shutting-in production deemed uneconomic. This decision reduced operating costs beginning in the second quarter and partially in the third quarter of 2020, as most shut-in production was restored with oil prices improving. Additionally, the Company benefited from the CEWS program which reduced operating costs by $2.2 million and had a $0.24 per boe impact on operating expenses in 2020. The Company further lowered operating costs by temporarily reducing field staff salaries effective May 1, 2020. Salaries were fully restored to their previous levels effective February 1, 2021.

The results for 2020 also include the full impact of the Company’s Legacy asset shut-in program of negative cash flow properties which was completed in 2019.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. The increase in realized prices is partially offset by additional transportation costs.

In 2020, the Company temporarily shut-in various heavy oil properties located in Peace River beginning in the second quarter and for part of the third quarter, which led to a reduction in transportation costs from the comparable period.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Financing

Financing expense consists of the following:

	Year ended December 31
(millions)	2020	2019
Interest on bank debt and senior notes	$22.8	$28.3
Advisor fees	10.1	4.1
Deferred financing costs	2.8	0.7
Unwinding of discount on lease liabilities	1.5	7.5

Financing	$37.2	$40.6

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior notes. Financing charges decreased from the comparable period mainly due to lower interest rates under the Company’s syndicated credit facility, which was partially offset by recent bank extension fees and various bank-related advisor fees.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at December 31, 2020, 87 percent (2019 – 87 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. Subsequent to December 31, 2020, the Company entered into an amending agreement with our banking syndicate whereby the aggregate amount drawn or available to be drawn under the syndicated credit facility is now set at $440 million. The $440 million of availability consists of a $225 million revolving syndicated credit facility and a $215 million non-revolving term loan.

Additionally, the following terms were included in the amending agreement:

•	the revolving period under the syndicated credit facility has been extended to May 31, 2022, with the end date of the term period extended to November 30, 2022;

•	the maturity date of the non-revolving term loan is also November 30, 2022;

•	the next scheduled borrowing base redeterminations will occur on November 30, 2021 and May 31, 2022;

•

a revolving period reconfirmation date will occur on January 17, 2022, whereby, on or prior to such date, the lenders may accelerate the end date of the revolving period to February 1, 2022. In this case, the end date of the term period would remain unchanged at November 30, 2022; and

•

the Company’s revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes.

Additionally, subsequent to December 31, 2020, the Company agreed with holders of our senior notes to extend the maturity dates of the notes due on November 30, 2021 to November 30, 2022 and to increase the interest rate on each series of our notes by approximately 2.1 percent.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

At December 31, 2020, the carrying value of the Company’s US dollar denominated senior notes was $60.3 million (2019 – $61.5 million). The decrease in carrying value is the result of a stronger Canadian dollar against the US dollar at the comparable balance sheet dates. Summary information on the Company’s senior notes outstanding as at December 31, 2020 is as follows:

	Issue date	Amount (millions)	Initial Term	Average interest rate	Weighted average remaining term (1)
2008 Notes	May 29, 2008	US$4.0	8 –12 years	6.40%	0.9
2010 Q1 Notes	March 16, 2010	US$9.8	5 –15 years	5.85%	0.9
2010 Q4 Notes	December 2, 2010	US$21.2	5 –15 years	4.94%	0.9
2011 Notes	November 30, 2011	US$12.3	5 –10 years	4.79%	0.9

(1)	Subsequent to December 31, 2020, the Company entered into an agreement with noteholders to extend the maturity dates from November 30, 2021 to November 20, 2022.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs”) granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Year ended December 31
(millions)	2020	2019
RSU grants	$2.0	$4.5
DSU plan	1.2	0.1
PSU grants	0.1	—
Options	0.1	—

Share-based compensation	$3.4	$4.6

The share price used in the fair value calculation of the RPSU and DSU plan obligations at December 31, 2020 was $0.87 per share (2019 – $0.93).

General and Administrative Expenses

	Year ended December 31
(millions, except per boe amounts)	2020	2019
Gross	$23.9	$36.3
Per boe	2.57	3.63
Net	13.9	20.0
Per boe	$1.51	$2.03

In 2019, the Company focused our development operations on the Cardium which led to staff reductions, information technology savings and associated lower head office costs. The full effect of these changes has been realized in 2020, which led to decreases in both gross and net costs from 2019.

In 2020, the Company benefited from the CEWS program which reduced net G&A expenses by approximately $0.7 million or $0.07 on a per boe basis for 2020. Additionally, in response to the low commodity price environment due to the COVID-19 pandemic, the Company further reduced G&A expenses by temporarily reducing all head office staff salaries, suspending the Company’s matching component under the employee retirement savings plan and reducing Board of Directors retainer fees by 10 percent, until further notice. Salaries were fully reinstated effective February 1, 2021.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Restructuring and other expenses

	Year ended December 31
(millions, except per boe amounts)	2020	2019
Restructuring	$0.6	$3.6
Per boe	0.07	0.37
Other	6.2	23.5
Per boe	$0.67	$2.41

The amounts included in restructuring primarily related to severance costs as the Company reduced staff with more streamlined operations.

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company had been indemnifying two former employees pursuant to indemnity agreements in connection with the claims brought by the SEC arising out of the same restatement. In 2020, the SEC reached a settlement with the two former employees.

In 2019, the Company notified and commenced legal proceedings against the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. The preliminary application Judge ruled in favour of the two former employees. The Company appealed the preliminary application decision and was notified in late 2020 that the appeal was ruled in favour of the two former employees as well.

The Company continued to accrue for, but not pay, defense costs incurred on behalf of the two former employees and recently agreed to a settlement to pay $6.4 million of the defense costs equally over a 30-month period beginning in April 2021. As a result of the settlement, the Company will be recording a recovery of costs previously accrued in the first quarter of 2021.

Transaction costs

	Year ended December 31
(millions, except per boe amounts)	2020	2019
Transaction costs	$3.5	$—
Per boe	$0.37	$—

In September 2020, the Company formally launched an Offer to purchase all of the Bonterra Shares for consideration consisting of two common shares of Obsidian Energy for each Bonterra Share. This resulted in recording certain transaction related costs during the third and fourth quarter of 2020.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions, except per boe amounts)	2020	2019
Depletion and depreciation (“D&D”)	$128.4	$245.8
D&D expense per boe	13.81	25.03
PP&E Impairment	766.2	657.7
PP&E Impairment per boe	82.40	66.99
Accretion	8.3	9.5
Accretion expense per boe	$0.89	$0.97

The Company’s D&D expense has decreased from the comparable period, primarily due to non-cash impairment charges recorded in both the first quarter of 2020 and the fourth quarter of 2019. These impairment charges were recorded mainly due to lower forecast commodity prices and higher discount rates due to continued commodity price and market value volatility within the oil and gas industry.

At December 31, 2020, given higher commodity prices, the Company completed an assessment across our Cardium and Peace River cash generating units (“CGU’s”) to determine if a reversal of prior period impairments was required, which resulted in a $18.0 million impairment reversal for our Peace River CGU. For our Legacy CGU, as a result of revisions to our decommissioning spending profile, the Company completed an impairment test and recorded a $21.8 million impairment. The Company plans to accelerate decommissioning spending in the area as we focus on reducing our inactive well liability, which led to the impairment.

During the first quarter of 2020, the Company completed impairment tests across all of our CGU’s as a result of the low commodity price environment, primarily due to the impact of the COVID-19 pandemic and concerns regarding potential supply and demand implications. This led to the Company recording $762.8 million of non-cash impairments, which included $701.8 million within our Cardium CGU, $58.1 million within our Peace River CGU and $18.7 million within our corporate assets. Additionally, a $15.8 million impairment recovery was recorded within our Legacy CGU as a result of the Company increasing our discount rate used in our decommissioning liability due to then current market conditions. Impairment losses related to PP&E may be reversed in future periods if commodity price forecasts materially improve.

At December 31, 2019, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. As a result of the Company’s net asset value being higher than its market capitalization the Company concluded that an impairment indicator was present resulting in impairment tests being completed across all our CGUs (Cardium, Peace River, Viking and Legacy). As a result of completing the tests, the Company recorded a $450.0 million non-cash, PP&E impairment in our Cardium CGU mainly due to lower forecast commodity prices and continued volatility within the oil and gas industry which caused us to increase the discount rate we applied in the test. Additionally, a $77.8 million impairment was recorded within our non-Cardium CGU’s, primarily in the Legacy CGU, as the Company is directing no capital to this area.

In the second quarter of 2019, the Company classified our interest in our PROP asset as held for sale as we were working through a formal process to dispose of the asset. As the book value exceeded the estimated fair value to be received through a sales process, a non-cash impairment charge of $129.7 million was recorded.

Taxes

As at December 31, 2020, the Company was in a net unrecognized deferred tax asset position of approximately $448.6 million (2019—$270.5 million). Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Tax Pools

	As at December 31
(millions)	2020	2019
Non-capital losses	$2,194.9	$2,150.8
Undepreciated capital cost (UCC)	226.6	282.9
Canadian development expense (CDE)	95.7	105.5
Canadian exploration expense (CEE)	2.2	2.3
Other	5.4	9.7

Total	$2,524.8	$2,551.2

The total tax pool balance decreased as capital expenditures in 2020 were lower in relation to taxable income.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains or losses is as follows:

	Year ended December 31
(millions)	2020	2019
Realized foreign exchange loss	$—	$(2.6)
Unrealized foreign exchange gain	1.4	5.8

Foreign exchange gain	$1.4	$3.2

In the comparable period in 2019, the Company repaid senior notes in the amount of US$12.6 million and recorded a $2.6 million realized foreign exchange loss.

Net Loss

	Year ended December 31
(millions, except per share amounts)	2020	2019
Net loss	$(771.7)	$(788.3)
Basic and Diluted per share	$(10.53)	$(10.82)

In 2020, the net loss was mainly due to non-cash, PP&E impairment charges as a result of lower forecasted commodity prices due to the impact of the COVID-19 pandemic and potential supply and demand implications.

The net loss in 2019 was attributed to non-cash, PP&E impairment charges as a result of classifying the PROP asset as held for sale during the second quarter which resulted in an impairment charge. Additionally, impairment charges were recorded in the Cardium and Legacy CGUs as part of the impairment tests completed on December 31, 2019.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Capital Expenditures

	Year ended December 31
(millions)	2020	2019
Drilling and completions	$39.6	$74.3
Well equipping and facilities	17.1	28.2
Land and geological/geophysical	0.3	0.2
Corporate	0.2	0.5

Capital expenditures	57.2	103.2
Property dispositions, net	(0.1)	(10.7)

Total capital expenditures	$57.1	$92.5

As a result of the low commodity price environment due to the COVID-19 pandemic, the Company had minimal capital spending beginning in March 2020 onwards.

In early 2020, the Company continued with our development focus in the Cardium, specifically in the Willesden Green area. All wells were drilled in the first quarter and were brought on production from March through May of 2020. Late in the fourth quarter of 2020, the Company re-started development activity within the Cardium and drilled and rig released one well in December 2020.

Drilling

	Year ended December 31
	2020		2019
(number of wells)	Gross	Net	Gross	Net
Oil	13	10.7	23	18.7
Injectors, stratigraphic and service	1	0.1	3	0.4

Total	14	10.8	26	19.1

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Obsidian Energy has voluntarily entered into the Government of Alberta’s ABC program which has allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner. The Company is committed to remaining in the ABC program for at least 2021 and 2022. The Alberta Government announced the suspension of spending requirements for the ABC program for 2020 and the $9 million incurred by the Company in 2020 will be applied to our 2021 program target. Additionally, operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

The Company has received ASRP grants to date totaling $20 million on a gross basis and an additional $10 million in allocation eligibility as an ABC program participant. These awards will allow the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation which started in the fourth quarter of 2020 and thus reduce our decommissioning liability.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	Year ended December 31
(millions)	2020	2019
Long-term debt
Syndicated credit facility	$395.0	$399.0
Senior secured notes	60.3	61.5
Deferred financing costs	(3.5)	—

Total	451.8	460.5
Working capital deficiency (1)
Cash	(8.1)	(3.0)
Restricted cash	—	(2.4)
Accounts receivable	(40.8)	(65.6)
Prepaid expenses and other	(9.2)	(12.3)
Accounts payable and accrued liabilities	74.1	117.0

Total	16.0	33.7

Net debt	$467.8	$494.2

(1)	Includes amounts classified as held for sale in 2019.

Net debt decreased compared to December 31, 2019, as commodity price decreases due to the impact of COVID-19, which lowered revenues, were more than offset by realized hedging gains, the Company’s lower cost structure (specifically within operating costs and G&A expense) and lower capital expenditures.

At December 31, 2020, the term out period of the credit facility was November 30, 2021. As this was within one year of the balance sheet date, this resulted in the outstanding amount of the syndicated credit facility being presented as a current liability. This treatment was also consistent at December 31, 2019 as the term out period at that time was also within one year of the balance sheet date. Subsequent to December 31, 2020, the Company re-negotiated its syndicated credit facility which results in an extension of the term-out period to November 30, 2022.

Additionally, subsequent to December 31, 2020, the Company agreed with the holders of our senior notes to extend the maturity dates from November 30, 2021 to November 30, 2022.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Liquidity

The Company has a reserve-based syndicated credit facility with a borrowing limit of $440.0 million. For further details on the Company’s debt instruments and our recent bank amendment, please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

In the first quarter of 2020, the Company entered into amending agreements with holders of our senior notes and our bank syndicate to update our financial covenants as follows:

•	for the period from January 1, 2020 onward both the Senior Debt and Total Debt to Adjusted EBITDA covenants have been eliminated; and

•	the maximum for both the Senior Debt and Total Debt to Capitalization ratios were permanently increased to 75 percent.

On December 31, 2020, the Company was in compliance with all of our financial covenants which consisted of the following:

	Limit	December 31, 2020
Senior debt to capitalization	Less than 75%	59%
Total debt to capitalization	Less than 75%	59%

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at December 31, 2020. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Oil
WTI Swaps	5,750 bbl/d	January 2021	$59.62/bbl	$(0.5)
WTI Swaps	2,500 bbl/d	February 2021	$60.34/bbl	(0.1)
WTI Swaps	750 bbl/d	March 2021	$61.58/bbl	—
AECO Swaps
AECO Swaps	23,700 mcf/d	Jan –Mar 2021	$2.94/mcf	0.8

Total				$0.2

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Refer to the Business Environment section above for a full list of hedges currently outstanding including trades that were entered into subsequent to December 31, 2020.

Based on commodity prices and contracts in place at December 31, 2020, a $1.00 change in the price per barrel of liquids of WTI would change pre-tax unrealized risk management by $0.4 million and a $0.50 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.1 million.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
(millions)	2020	2019
Realized
Settlement of commodity contracts	$20.9	$(7.2)

Total realized risk management gain (loss)	$20.9	$(7.2)
Unrealized
Commodity contracts	$0.8	$(8.6)

Total unrealized risk management gain (loss)	0.8	(8.6)

Risk management gain (loss)	$21.7	$(15.8)

Additionally, the Company had the following physical contracts outstanding at December 31, 2020:

	Notional volume	Term	Pricing
Physical Oil Contracts (1)
WTI	542 bbl/d	Jan – Mar 2021	$55.54/bbl
WTI	571 bbl/d	Apr – Jun 2021	$59.04/bbl

(1)	WTI, differentials and foreign exchange hedged to lock-in positive net operating income on certain heavy oil properties.

Refer to the Business Environment section above for a full list of physical hedges currently outstanding including trades that were entered into subsequent to December 31, 2020.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Outlook

The Company’s capital spending in 2021 will predominately focus on further development within the Willesden Green play of the Cardium. A 32 well program is planned and builds on the 2020 program where Obsidian Energy experienced strong production results. In the first half of 2021, the Company anticipates drilling nine wells assuming continued supportive ground conditions, five of which are expected to be on production by the end of the first quarter. With our syndicated credit facility and senior note extensions now in place and stronger financial position, the Company is replacing our first half 2021 guidance issued on January 5, 2021 with full year 2021 guidance. We will no longer be updating first half 2021 guidance. Key metrics are as follows:

Metric			H1 2021 Guidance Range	2021 Guidance Range
Average Production (1)		boe per day	23,000 – 23,400	23,300 – 23,800
Capital Expenditures	$	millions	$35	$125 – $130
Decommissioning Expenditures (2)	$	millions	$5	$8
Net Operating expense	$	/boe	$12.20 – $12.60	$12.70 – $13.10
G&A	$	/boe	$1.75 – $1.85	$1.65 – $1.85
Funds flow from operations (3)	$	millions	n/a	$160 – $195
Funds flow from operations (3)		Per share	n/a	$2.18 – $2.65
Free cash flow (3)	$	millions	n/a	$25 – $60

(1)

Mid-point of guidance range:2021—10,600 bbl/d light oil, 2,800 bbl/d heavy oil, 1,950 bbl/d NGLs and 49.2 mmcf/d natural gas, H1/21—10,225 bbl/d light oil, 2,775 bbl/d heavy oil, 1,950 bbl/d NGLs and 49.5 mmcf/d natural gas

(2)	Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the Alberta Site Rehabilitation program.
(3)

Midpoint of guidance based on US$60 WTI/bbl, C$2.79/mcf AECO price deck and 1.27x CAD/USD foreign exchange. Ranges for funds flow from operations and free cash flow calculated based on mid-point of guidance for production and costs using WTl prices between US$55/bbl – US$65/bbl.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at March 26, 2021 for average production, capital expenditures, decommissioning expenditures, net operating expense and G&A expenses for the first half and fiscal 2021 and funds flow from operations and free cash flow for 2021 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company and our ability to meet our guidance, including fluctuations in commodity prices, any decision we make to shut-in additional production or resume production from shut-in properties, the impact of the COVID-19 pandemic on supply and demand for commodities, particularly oil, our ability to qualify for and receive payments under government assistance programs, and acquisition and disposition activity.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	4	0.06
Liquids production	1,000 bbls/day	20	0.27
Price per mcf of natural gas	AECO $0.10	2	0.03
Natural gas production	10 mmcf/day	8	0.10
Effective interest rate	1%	4	0.05
Exchange rate ($US per $CAD)	$0.01	2	0.03

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt (1)	$—	$451.8	$—	$—	$—	$—	$451.8
Transportation	7.1	5.4	2.9	2.5	2.1	5.6	25.6
Power infrastructure	6.7	3.2	—	—	—	—	9.9
Interest obligations	30.0	28.1	—	—	—	—	58.1
Office lease	10.0	10.0	10.0	10.0	0.8	—	40.8
Lease liability	4.9	3.5	0.8	0.2	0.1	5.0	14.5
Decommissioning liability (2)	7.3	12.4	3.5	3.3	3.1	40.9	70.5

Total	$66.0	$514.4	$17.2	$16.0	$6.1	$51.5	$671.2

(1)

Based on agreements signed subsequent to December 31, 2020, the 2022 figure includes $395.0 million related to the syndicated credit facility and non-revolving term loan that is due for renewal in 2022 and $60.3 million of senior notes set to mature in 2022; refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.

(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

Subsequent to December 31, 2020, the Company entered into agreements extending the revolving period of our syndicated credit facility to May 31, 2022, with an additional term out period to November 30, 2022, provided that if the lenders do not reconfirm the revolving period on January 17, 2022 the revolving period will accelerate to February 1, 2022 and the end date of the term period will continue to be November 30, 2022. In addition, the Company has an aggregate of US$47 million in senior notes maturing in 2022. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2020	73,516,225
Issuances under RPSU plan	6,897

As at March 26, 2021	73,523,122

Options outstanding:
As at December 31, 2020 and March 26, 2021	961,954

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2020	2019	% change
Financial (millions, except per share or per boe amounts)
Production revenues	$72.8	$111.6	(35)
Cash flow from operations	11.1	49.5	(78)
Basic and Diluted per share	0.15	0.68	(78)
Funds flow from operations	26.4	54.2	(51)
Basic and Diluted per share	0.36	0.74	(51)
Net income (loss)	0.2	(543.2)	n/a
Basic and Diluted per share	0.01	(7.44)	n/a
Capital expenditures	11.6	34.6	(66)
Decommissioning expenditures	2.3	6.4	(64)
G&A per boe	$1.63	$1.68	(3)
Operations
Daily production
Light oil (bbls/d)	10,055	12,246	(18)
Heavy oil (bbls/d)	2,895	3,718	(22)
NGLs (bbls/d)	2,087	2,095	—
Natural gas (mmcf/d)	52	52	—

Total production (boe/d)	23,644	26,639	(11)

Corporate netback per boe
Sales price	$33.57	$45.67	(26)
Risk management gain (loss)	(0.14)	0.66	n/a

Net sales price	33.43	46.33	(28)
Royalties	(1.42)	(3.79)	(63)
Net operating expenses	(12.77)	(12.75)	—
Transportation	(1.60)	(2.56)	(38)

Netback	$17.64	$27.23	(35)

Liquids netback per bbl
Sales price	$43.14	$60.10	(28)
Risk management gain (loss)	(0.16)	0.97	n/a

Net sales price	42.98	61.07	(30)
Royalties	(2.08)	(4.97)	(58)
Net operating expenses	(16.42)	(16.83)	(2)
Transportation	(1.90)	(3.06)	(38)

Netback	$22.58	$36.21	(38)

Natural gas netback per mcf
Sales price	$2.81	$2.55	10
Risk management gain (loss)	(0.02)	—	n/a

Net sales price	2.79	2.55	9
Royalties	(0.04)	(0.22)	(82)
Net operating expenses	(1.06)	(0.69)	54
Transportation	(0.18)	(0.25)	(28)

Netback	$1.51	$1.39	9

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial

Production revenues, cash flow from operations and funds flow from operations decreased in the fourth quarter of 2020 compared to 2019 mainly due to decreased production and lower realized commodity prices.

Net income in the fourth quarter of 2020 was impacted by a non-cash, PP&E impairment charge within our Legacy CGU as a result of the Company accelerating decommissioning spending in the area. This was largely offset by a non-cash, PP&E impairment recovery in our Peace River CGU.

In 2019, the net loss is mainly due to depletion costs and non-cash PP&E impairment charges within our Cardium and Legacy CGU’s.

Operations

Capital activities during the fourth quarter of 2020 were focused on the Company’s optimization program as well as the restart of our development activity in December as we began work on our first half 2021 drilling program.

Production in the fourth quarter of 2020 declined from the comparable period due to restricted development activity as a result of commodity price volatility due to the impact of the COVID-19 pandemic. During the fourth quarter of 2020, average production within the Company’s key development areas was as follows:

	Three months ended December 31
Daily production (boe/d) (1)	2020	2019	% change
Cardium	19,180	20,950	(8)
Peace River	3,175	4,230	(25)
Viking	906	849	7
Legacy	383	610	(37)

Total	23,644	26,639	(11)

(1)	Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

Corporate and liquids netbacks decreased from the comparative quarter mainly due to lower realized prices and realized risk management losses related to hedging activities, which were partially offset by lower royalty and transportation costs.

In the fourth quarter of 2020, WTI prices averaged US$42.66 per barrel compared to US$56.96 per barrel for the same period in 2019. WTI prices increased significantly throughout the fourth quarter of 2020 settling at US$47.07 per barrel in December. The increase in pricing was mainly due to the anticipated positive impact on demand from the approvals of COVID-19 vaccines and OPEC extending their production cuts into 2021. Oil differentials widened slightly in the fourth quarter of 2020 with MSW averaging US$4.07 per barrel (2019—US$5.37 per barrel) and WCS averaged US$9.07 per barrel (2019—US$15.83 per barrel). Although these differentials remain relatively narrow, the widening was related to production being restored in Western Canada after extended downtime and the Alberta Government ceasing to impose monthly oil production limits under its curtailment rules.

NYMEX Henry Hub gas prices started the fourth quarter of 2020 at US$1.60 per Mmbtu and then increased to a high of US$3.14 per Mmbtu in late October due to cold weather and temporarily shut in production related to Hurricane Zeta. Throughout the balance of the fourth quarter, warmer temperatures led to price declines and resulted in an average of US$2.53 per Mmbtu. In Alberta, AECO 5A prices followed a similar pattern resulting in an average price of $2.77 per mcf.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

Supplemental Production Disclosure

Outlined below is production by product type for each area for the three and twelve months ended December 31, 2020 and December 31, 2019.

	Three months ended December 31
Daily production (boe/d)	2020	2019
Cardium
Light oil (bbls/d)	9,788	11,782
Heavy oil (bbls/d)	45	28
NGLs (bbls/d)	2,011	2,041
Natural gas (mmcf/d)	44	43

Total production (boe/d)	19,180	20,950

Peace River
Light oil (bbls/d)	—	70
Heavy oil (bbls/d)	2,702	3,487
NGLs (bbls/d)	4	4
Natural gas (mmcf/d)	3	4

Total production (boe/d)	3,175	4,230

Viking
Light oil (bbls/d)	196	205
Heavy oil (bbls/d)	106	45
NGLs (bbls/d)	42	27
Natural gas (mmcf/d)	4	3

Total production (boe/d)	906	849

Legacy
Light oil (bbls/d)	71	189
Heavy oil (bbls/d)	42	158
NGLs (bbls/d)	30	24
Natural gas (mmcf/d)	1	1

Total production (boe/d)	383	610

Total
Light oil (bbls/d)	10,055	12,246
Heavy oil (bbls/d)	2,895	3,718
NGLs (bbls/d)	2,087	2,095
Natural gas (mmcf/d)	52	52

Total production (boe/d)	23,644	26,639

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 25

	Year ended December 31
Daily production (boe/d)	2020	2019
Cardium
Light oil (bbls/d)	11,290	11,452
Heavy oil (bbls/d)	40	38
NGLs (bbls/d)	2,140	2,055
Natural gas (mmcf/d)	45	43

Total production (boe/d)	21,003	20,706

Peace River
Light oil (bbls/d)	—	87
Heavy oil (bbls/d)	2,660	3,699
NGLs (bbls/d)	3	5
Natural gas (mmcf/d)	3	4

Total production (boe/d)	3,136	4,452

Viking
Light oil (bbls/d)	210	292
Heavy oil (bbls/d)	62	49
NGLs (bbls/d)	39	38
Natural gas (mmcf/d)	4	4

Total production (boe/d)	860	987

Legacy
Light oil (bbls/d)	75	134
Heavy oil (bbls/d)	70	179
NGLs (bbls/d)	30	55
Natural gas (mmcf/d)	1	2

Total production (boe/d)	405	756

Total
Light oil (bbls/d)	11,574	11,966
Heavy oil (bbls/d)	2,832	3,965
NGLs (bbls/d)	2,212	2,153
Natural gas (mmcf/d)	53	53

Total production (boe/d)	25,404	26,901

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 26

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is accumulated and communicated to the Company’s management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Interim Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2020. Based on that evaluation, the Interim Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2020 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including our Interim Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Interim Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2020. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Interim Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2020 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2020 and ending on December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s significant accounting policies are detailed in Note 3 to our audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 27

COVID-19 pandemic

In March 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, the impact of the COVID-19 pandemic and resultant supply and demand implications for oil has resulted in significant commodity price volatility. This market volatility has increased the complexity of certain judgements and estimates when preparing our year-end 2020 financial information, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values, assessing counterparty credit risk as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 9 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 7 to the Company’s audited consolidated Financial Statements.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 28

Obsidian Energy’s revenues from the sale of oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To manage our planned capital program to within funds flows from operations, financial instruments including swaps and collars may be utilized from time to time.

Substantially all the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Office Lease Provision

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments are charged to the liability as the costs are incurred. Note 9 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, free cash flow, netback, net operating costs, gross revenues and net debt, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS. Free cash flow is funds flow from operations less both capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” and “Fourth Quarter Highlights—Operations” above for a calculation of the Company’s 2020 annual and 2020 fourth quarter netbacks. Net operating costs are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes as a means to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Expenses – Operating” above for a reconciliation of operating costs to net operating costs. Gross revenues are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased and sales of commodities purchased and is used to assess the cash realizations on commodity sales. See “Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 29

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that our plan to focus on our industry leading Cardium position in addition to our goal of becoming a consolidating entity within the Cardium, offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders; the benefits and synergies attributable to the offer to purchase all the Bonterra Shares; the terms and conditions of the Bonterra Offer; our expected 2021 development program and capital expenditure; that the Company will continue to economically evaluate and, if required, adjust our production base as appropriate based on the expected realized commodity prices; that the Company continues to monitor all applicable government relief programs to determine if we qualify to participate in them and will continue to evaluate our eligibility to participate in the amended CEWS program as further details become available; how the ASRP will allow the Company to expand the abandonment activities, the timing thereof and staying actively engage in these types of programs; our hedging program; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; that the Company will continue to target capital expenditures within funds flow from operations in 2021; the expected re-confirmation and term out dates, as applicable, in connection with our reserve-based syndicated credit facility, the lender option date to complete a borrowing base redetermination on the credit facility, the available revolving capacity at the end of year depending on the amount drawn under the credit facility, and the maturity dates and interest rates on the senior notes; amounts and timing of payments in connection with settlement of former officer defense costs and the resulting recovery of costs on the income statement; our decommissioning spending plans on certain inactive wells; the financial covenant amendments and time frames that are applicable in connection with the amending agreements; that the impairment losses related to PP&E can be reversed in future periods if commodity price forecasts materially improve; that we will remain in the ABC program for 2020 and 2021; that the ABC program remains suspended in 2020 and amounts spent in 2020 under the program can be applied to our 2021 target; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies; our financial outlook including our first half and full year 2021 guidance including average production range, capital expenditures and decommissioning expenditures, net operating and G&A expense ranges, FFO and FFO per share, and free cash flow; and the sensitivity analysis and contractual obligations and commitments moving forward.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 30

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the benefits to be derived by the Company and its stakeholders from the proposed acquisition of Bonterra; that the publicly available Bonterra information is correct; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than as stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein (including our guidance set out under “Outlook”) do not assume the completion of the proposed acquisition of Bonterra); that the Government of Alberta will not impose oil and bitumen production quotas under its curtailment rules again in the future; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to a deterioration of commodity prices and our expectations regarding when commodity prices will improve such that any remaining shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 31

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing effort to consolidate the Cardium play, including the proposed acquisition of Bonterra, on favorable terms or at all, or that the Company and its stakeholders do not realize the anticipated benefits of any such transaction that is completed (including the benefits of the proposed acquisition of Bonterra described herein); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by, among other things, the COVID-19 pandemic and the worldwide transition towards less reliance on fossil fuels persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices decreasing or the Alberta government reactivating its curtailment program; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the ongoing COVID-19 pandemic; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 32